Lockhart Caribbean Corporation



                                Supplement No. 1

                                       to

                        Prospectus dated February 4, 1998







                                                                    JULY 1, 1998

                                  INTRODUCTION

     This Supplement No. 1 (this "Supplement") to the Prospectus dated February 4, 1998 (the "Prospectus") updates certain financial information, provides management's analysis of the updated financial information and includes certain pro forma financial statements for Lockhart Caribbean Corporation.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the unaudited consolidated Financial Statements of Lockhart Caribbean Corporation and subsidiaries and the notes thereto appearing elsewhere in this report. This report contains "forward-looking statements" within the meaning of Section27A of the Securities Act of 1933, as amended. These statements are based on management's beliefs and assumptions, based on information currently available to management and are subject to risks and uncertainties. Forward-looking statements include the information concerning possible or assumed future results of operations as well as statements preceded by, followed by, or that include, the words "believes," "expects," anticipates," "intends," "plans," "estimates" or similar expressions. Forward-looking statements are not guarantees of performance, and future results may differ materially from those expressed in these forward-looking statements. Readers are cautioned not to put undue reliance on any forward-looking statements.

Overview

     Lockhart Caribbean Corporation ("the Company") owns, acquires, operates, develops, and manages shopping centers, commercial parks, and other commercial real estate, primarily on the islands of St. Thomas and St. Croix, U.S. Virgin Islands. In 1997 and 1996, building space rental generated 89% of total revenue and ground lease payments accounted for 11%, and for the three months ended March 31, 1998, building space rental generated 88% of total revenue and ground lease payments accounted for 12%.

     The Company's two wholly-owned subsidiaries, H.E. Lockhart Management, Inc. ("HELM") and Lockhart Realty, Inc. ("LRI") account for 100% of the revenue generation. HELM owns and manages seven shopping centers, serving both the tourist and local sectors, with a mix of office and retail space. Two of the seven shopping centers (Drake's Passage Mall and the Grand Hotel) are located in historic downtown Charlotte Amalie, St. Thomas, and are tenanted by tourist-oriented entities serving the cruise ship and hotel guest traffic in St. Thomas. HELM also owns two parcels which it leases to tenants under long-term ground leases. LRI retains ownership of undeveloped real estate and operates the commercial parks. In 1997 and for the three months ended March 31, 1998, HELM accounted for 90% of the Company's total revenue, and LRI accounted for 10%.

     LRI is expected to account for a greater portion of total revenue in the future as it develops the real property acreage currently zoned for residential use. HELM is expected to generate increased revenues commencing in 1998 from new lease agreements negotiated with tenants at Drake's Passage Mall, one of the Company's tourist-oriented shopping centers, and its successful retenanting of the southern section of Lockhart Garden's Shopping Center with a Kmart store and introduction of a mini-mall. In addition, HELMS's planned renovation of the northern section of Lockhart Garden's Shopping Center and two of the four buildings of the Grand Hotel Court, each scheduled to start in 1999, will add an aggregate of approximately 30,000 square feet of retail space.

     The Company is pursuing a strategy to enhance revenue growth, and achieve geographic and line-of-business diversification. The strategy involves an entry into the consumer financial services industry and expanding into other Caribbean markets. The Company has acquired Premium Finance Company of the V.I., Inc. ("PFC"), an insurance premium financing company that has an established business in the U.S. Virgin Islands and the British Virgin Islands. PFC has also made inroads into certain other Caribbean markets, such as Anguilla, Antigua, Grenada, St. Vincent and St. Maarten. See "Recent Developments."

Results of Operations

     Three Months Ended March 31, 1998 Compared With Three Months Ended March 31, 1997

     Total revenue (rental income, tenant reimbursements, and other operating income) was $1,207,323 for the three months ended March 31, 1998 representing a 3% increase over total revenue for the same period in 1997. Increases in revenue from new leases negotiated with tenants at Drake's Passage Mall were partially offset by vacancies at other properties. The Company has already negotiated new leases for approximately two-thirds of these vacant spaces.

     For the three months ended March 31, 1998 and 1997, total operating expenses were $1,023,040 and $1,054,551, respectively.

     Exclusive of depreciation and amortization, other operating expenses were $716,116 for the three months ended March 31, 1998 compared to $692,901 or a 3% increase over the same period in the prior year. The increase is primarily attributed to increases in utility expenses and employee compensation and benefits.

     Depreciation and amortization decreased by $54,726 for the three months ended March 31, 1998 primarily as a result of no further amortization of the capital lease associated with the acquisition of Drake's Passage that was fully amortized by November 1997.

     Interest expense increased by $24,506 to $546,592 for the three-month period in 1998 due to additional amounts drawn on two lines of credit at two separate financial institutions.

     On March 31, 1998, LRI sold 3.64 acres of land in Sugar Estate Commercial Park to the land lessee for $2.8 million. With a net book value of approximately $300,000, the Company recorded a gain on the sale of approximately $2.5 million. The Company used a portion of the proceeds to retire the $720,000 bank debt on Sugar Estate Commercial Park.

     As a result of the foregoing, the Company showed a net income of $1,291,571 for the three months ended March 31, 1998 compared to a net loss of $272,103 for the three months ended March 31, 1997.


     Year Ended December 31, 1997 Compared With Year Ended December 31, 1996

     Total revenue (rental income, tenant expense reimbursements, and other operating income) for 1997 increased by $890,047 or 21% over 1996. Of this increase, $757,550 was due to a full year of revenue from the Acquisition Properties.

     For the years ended December 31, 1997 and 1996, total operating expenses were $4,680,172 and $3,884,743, respectively.

     Exclusive of depreciation and amortization, other operating expenses of $3,232,688 accounted for 63% of total revenue for the year ended December 31, 1997. The $792,719 increase in such expenses from 1996 was due to (i) a full year of operating expenses in 1997 compared to only six months of operating expenses in 1996 at the Acquisition Properties, and (ii) increases in the reserve for doubtful accounts, contracted security guard services at the properties, and pension and retirement benefits.

     Depreciation and amortization increased by $202,710 or 16% for the year ended December 31, 1997. The increase was due primarily to the Acquisition Properties and the $6.0 million investment in the reconstruction of Lockhart Gardens Shopping Center as a consequence of damage caused by Hurricane Marilyn in September, 1995.

     Interest expense increased by $573,013 or 34% for the year due to (i) an $11.0 million increase in bank debt to purchase the Acquisition Properties and pay for additional costs incurred in the reconstruction of Lockhart Gardens Shopping Center, (ii) increased borrowings under the Company's line of credit, and (iii) a 50 basis point increase in the prime rate in April, 1997, which resulted in a corresponding increase in the interest rate payable under the Company's bank debt and line of credit.

     For the year ended December 31, 1997, the Company made a one-time payment to Woolworth Corp. of $200,000 to terminate their lease at Lockhart Gardens Shopping Center. The Company collected $200,000 from Kmart as reimbursement of the lease termination payment to Woolworth Corp., and such amount will be amortized over the initial term of Kmart's lease in accordance with FASB 13.

     As a result of the foregoing, the Company showed a net loss (including depreciation and amortization) of $1,369,465 for 1997 compared to a net loss of $832,710 for 1996.

     Year Ended December 31, 1996 Compared With Year Ended December 31, 1995

     Total revenue for the years ended December 31, 1996 and 1995 was $4,216,733 and $3,971,800, respectively. The $244,933, or 6%, increase resulted principally from six months of revenue from the Acquisition Properties. Gross revenue from the Acquisition Properties of $721,902 was partially offset by a decrease of $476,969 in revenue generation from other properties as a result of damage caused by Hurricane Marilyn. With the receipt of $453,355 in insurance reimbursements for business interruption losses, revenue loss at the affected properties was principally due to vacancies resulting from tenants who were unable to resume business even after reconstruction was completed at the affected properties, as well as the continued vacancy at the damaged northern end of Lockhart Gardens Shopping Center. The Company expects to commence reconstruction at the northern end of Lockhart Gardens Shopping Center once a dispute with the ground lessee over reconstruction of their supermarket facility is resolved.

     For the years ended December 31, 1996 and 1995, total operating expenses were $3,884,743 and $3,663,547 respectively.

     Exclusive of depreciation and amortization, other operating expenses decreased by $117,315 or 4.3% despite the addition of the Acquisition Properties. Lower expenses resulted from a reduction in overhead costs and the elimination of certain professional fees incurred in 1995 to facilitate settlement of insurance claims resulting from Hurricane Marilyn. Adjusting for expenses of the Acquisition Properties, operating expenses exclusive of depreciation and amortization, decreased by $342,411 or 12% in 1996.

     Depreciation and amortization increased by $338,511 or 37% for the year ended December 31, 1996 compared to the year ended December 31, 1995. The increase was due primarily to the Acquisition Properties and the full amortization of certain capitalized loan costs related to banks notes that were liquidated in October, 1996.

     Interest expense increased by $591,726 or 55% for the year ended December 31, 1996 compared to the year ended December 31, 1995. The increase in interest expense was due to an $11.0 million increase in bank debt to purchase the Acquisition Properties and pay for additional costs incurred in the reconstruction of the southern section of Lockhart Gardens Shopping Center.

     Insurance proceeds of $75,670 and $5,916,981 for the years ended December 31, 1996 and 1995, respectively, represent amounts collected or receivable from insurance companies for repairs to properties damaged by Hurricane Marilyn.

     For the year ended December 31, 1996, there was a gain on the sale of residentially zoned real property as a result of the disposition of approximately 1.7 acres. For the year ended December 31, 1995, there was a loss of $850,972 due to a write-off of the net book value of certain properties damaged by Hurricane Marilyn.

     As a result of the foregoing, the Company had a net loss of $832,710 for the year ended December 31, 1996 compared to net income of $2,503,875 for the year ended December 31, 1995.

Cash Flow

     Net cash flow from operating activities decreased by $812,100 for the three month period ended March 31, 1998 primarily as a result of the payment of real estate taxes. Net cash flow provided by investing activities increased by $2.2 million for the three months ended March 31, 1998 due to the $2.8 million land sale. Net cash flow used by financing activities for the three months ending March 31, 1998 did not change when compared to the same period of the prior year. However, financing activities for 1998 show principal payments of $816,145, including the retirement of the Sugar Estate Park debt, and an offsetting amount of $776,500 in bank demand notes for financing construction at Market Square East and Lockhart Gardens Shopping Center.

     Net cash flow from operating activities declined by $4.9 million in the year ended December 31, 1997 compared to the year ended December 31, 1996 as insurance proceeds of $5.3 million were collected and spent in 1996. Net cash flow used in investing activities was $14.8 million more in 1996 as a result of the Acquisition Properties and the reconstruction of the southern section of Lockhart Gardens Shopping Center through a combination of bank debt and insurance proceeds. Net cash flow provided by financing activities was $10.8 million more in the year ended December 31, 1996 compared to the year ended December 31, 1997 as a result of the additional bank financing obtained to purchase the Acquisition Properties and to fund the additional costs in the reconstruction of the southern section of Lockhart Gardens Shopping Center.

     Net cash flow from operating activities increased by $3.1 million for the year ended December 31, 1996 compared to 1995 as a result of insurance proceeds collected in 1996 for the reconstruction of operating properties damaged by Hurricane Marilyn. Net cash flow used in investing activities increased by $8.2 million for the year ended December 31, 1996 compared to 1995 due principally to the purchase of the Acquisition Properties compared to the acquisition of only one operating property, Red Hook Plaza, in 1995. Net cash flow provided by financing activities increased by $5.9 million as a result of increased bank debt to fund the purchase of the Acquisition Properties in 1996 compared to the financing of only one operating property acquisition in 1995.

Liquidity and Capital Resources

     The principal sources of funding for development, acquisitions, expansion, and renovations of the properties have historically been construction loans, and intermediate and permanent debt financing. Proceeds from insurance companies have been utilized in the past two years to reconstruct operating properties impacted by Hurricane Marilyn. The majority of the borrowings are executed at the subsidiary level (HELM and LRI) with a parent company guarantee.

     On October 21, 1996, HELM entered into a loan agreement (the "Development Loan") with Banco Popular de Puerto Rico ("BPPR") to: (i) consolidate certain pre-existing development loans; (ii) refinance certain acquisition indebtedness;
(iii) reduce the Company's interest costs; and (iv) achieve level debt service payments. The parent company, Lockhart Caribbean Corporation, and HELM's wholly owned subsidiaries (Fort Mylner Properties, Inc., Red Hook Plaza, Inc., and Golden Orange Centers, Inc.) have each fully and unconditionally guaranteed the Development Loan. Approximately $19.1 million of proceeds from the Development Loan was allotted to retire the mortgages on certain operating properties, and such amount is secured by first-priority mortgages on Drake's Passage Shopping Mall, the Fort Mylner properties, the Grand Hotel Court, Lockhart Gardens Shopping Center, and Orange Grove Shopping Center, and a second-priority mortgage on Red Hook Plaza. HELM is obligated to make monthly principal and interest payments of approximately $163,500 with respect to the $19.1 million and expects to fund such payments with the cash flow from operations. The interest on the Development Loan is at 0.5% above the prime lending rate of 9.0% as of March 31, 1998.

     The Development Loan provides for a $1.0 million line of credit with an interest rate of 0.5% above the prime rate. As of March 31, 1998, the Company had $254,000 available under the line of credit, and the interest rate was 9.0%. In addition, the Development Loan will provide approximately $580,000 to fund the build-out of Lockhart Mall at Lockhart Gardens Shopping Center. The entire outstanding balance under the Development Loan is due and payable on April 1, 2000. BPPR has agreed, subject to certain conditions including the absence of any material default by HELM and the Company under the Development Loan, to convert the balance into a fifteen year loan with covenants similar to those of the Development Loan.

     In 1991, BPPR loaned LRI $1,135,000 to finance site and infrastructure development of a commercial park at Sugar Estate ("Sugar Estate Park"). The loan was secured by seven of the eleven acres of land comprising the commercial park. The loan was fully repaid on March 31, 1998. In 1997, BPPR approved a loan package to refinance the 1991 LRI loan and provide additional funds for two development projects for an aggregate borrowing of $3.8 million. Subsequently, LRI modified the request to $1.8 million, which BPPR will fund for the construction of roads, parking lot and other infrastructure at Market Square East. The loan will be secured by a first-priority mortgage on land.

     In February 1995, HELM, through its wholly owned subsidiary Red Hook Plaza, Inc., ("RHP") acquired Red Hook Plaza for an aggregate purchase price of $5.8 million from an unaffiliated party. RHP financed this purchase with a $4.7 million first priority mortgage payable to the seller (the "Red Hook Loan") and $1.1 million of bank financing. The Red Hook Loan bears interest at 8.75 % per annum and matures in January 2004. The $1.1 million was refinanced in October 1996 with proceeds from the Development Loan.

     In June 1996, HELM, through two wholly-owned subsidiaries, Fort Mylner Properties, Inc. and Golden Orange Centers, Inc., acquired Fort Mylner Commercial Center, Fort Mylner Shopping Center, and Orange Grove Shopping Center for an aggregate purchase price of $10.1 million from an unaffiliated party. HELM financed the acquisition with a short-term demand note which was refinanced in October 1996 with proceeds from the Development Loan.

     In August 1997, The National Capital Bank of Washington has extended directly to the Company a line of credit for up to $400,000 to be used to fund expenses associated with the Company's Initial Public Offering ("IPO"). On March 31, 1998, the National Capital Bank of Washington increased the credit line to the Company for the funding of additional expenses related to the IPO by $150,000 to $550,000. The line of credit matures in September 1998. Amounts outstanding under the line of credit will be repaid from proceeds of the offering. The line of credit is personally guaranteed by two of the Company's major shareholders.

     In August 1997, the Company loaned $75,000 to PFC and guaranteed a $200,000 bank line of credit extended to PFC for expansion of its operations in certain Eastern Caribbean islands.

     With the completion of the IPO and the application of the net proceeds therefrom, the Company expects improvements in its financial performance through changes to its capital structure, principally a significant reduction in total debt. The Company's total debt is expected to be reduced by $4.5 million and $5.0 million assuming the minimum offering of $7.5 million or the maximum offering of $13.0 million is sold, respectively. Total debt, excluding payables and deferred expenses, is expected to be $21.4 million or $20.9 million assuming the Minimum offering or the Maximum offering is sold, respectively compared to $25.9 million as of March 31, 1998. The Company expects this change to result in a reduction in mortgage interest expense and, therefore, the cash flow from operations should increase by a corresponding amount.

     The Company expects to meet its short-term liquidity requirements from funds from operations. The Company expects funds from operations to increase as a result of: (i) a reduction of net operating funds needed to service annual debt (ii) the acquisition of PFC and (iii) increased net rentable space from the reconstruction and renovation of two operating properties. The Company also believes that the foregoing sources of liquidity will be sufficient to fund its short-term liquidity needs for the foreseeable future, including capital maintenance expenditures.

     The Company expects to meet certain long-term liquidity requirements such as acquisitions, scheduled debt maturities, renovations, expansions, commercial and residential development ventures, and other non-recurring major capital improvements through long-term secured or unsecured debt and the issuance of additional equity securities.

     The Company is currently conducting an offering of Units, consisting of one share of Class A Common Stock and one warrant to purchase one-tenth of a share of Class A Common Stock, on a "best efforts" basis. The offering is being made pursuant to a registration statement declared effective by the Securities and Exchange Commission on February 4, 1998. The Company has not yet received subscriptions for the minimum number of Units offered and, therefore, has not sold any Units. This is not an offer to sell nor a solicitation to buy; such offers and solicitations can only be made by means of a prospectus. Copies of the Company's prospectus can be obtained on the World Wide Web at http://www.lockhart.com.

     In August 1997, The National Capital Bank of Washington extended a line of credit to the Company for up to $400,000 to be used to fund expenses associated with the Company's initial public offering. Amounts outstanding under the line of credit will be repaid from proceeds of the offering. The line of credit is personally guaranteed by two of the Company's major shareholders. On March 1, 1998 the National Capital Bank of Washington increased the credit line by $150,000 to $550,000 in order to fund additional expenses related to the offering. The line of credit matures in September 1998.

     On March 31, 1998, LRI sold approximately 3.6 acres of land at Sugar Estate Park (the "Sugar Estate Sale") to the ground lessee for $2.8 million, an amount that is 20% over the last certified appraisal and 500% above book value. A portion of the proceeds from the Sugar Estate Sale were used to repay the 1991 LRI loan, which had a balance of $737,723 on December 31, 1997.

     The Company has withdrawn its offer to purchase a shopping center located on Raphune Hill on St. Thomas, as the seller was unable to present clear title to the property by the agreed upon closing date.

                              RECENT DEVELOPMENTS

     In October 1997, the Company agreed to purchase all of the outstanding shares of stock from all of the shareholders of PFC for an aggregate renegotiated purchase price of $550,000. The Company completed the stock acquisition on June 22, 1998, obtaining ownership and management control of PFC and its wholly-owned subsidiary Premium Finance Company (E.C.) Limited ("PFC-EC"). The Company financed the acquisition with a portion of the proceeds from the Sugar Estate Sale, and the Company intends to use the proceeds from the IPO originally earmarked to be used for the acquisition of PFC to fund PFC's expansion into other Caribbean markets. In this regard, PFC-EC was recently approved to do business in St. Lucia and Dominica.

     The Company is currently seeking approval to rezone certain of its residential acreage to commercial use. The acreage subject to the rezoning application is located adjacent to Market Square East and will be a later phase of the overall Market Square East development. If the Company's rezoning request is approved (which approval is not assured), the Company's residential real property holdings will consist of 392 acres located near and overlooking the town and harbor of Charlotte Amalie on St. Thomas.

     The Board of Directors has recommended that Price Waterhouse be engaged as the Company's independent auditors. During the Company's two most recent fiscal years and the interim period preceding this Supplement, there have been no disagreements with the Company's prior auditors, Ernst & Young ("E&Y"), on any matter of accounting principles and practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to the satisfaction of E&Y would have caused them to make reference thereto in their report. The appointment of Price Waterhouse as the Company's independent auditors is subject to ratification by the Company's shareholders at its annual meeting on July 4, 1998.

                          INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Lockhart Caribbean Corporation and Subsidiaries

Consolidated Balance Sheets as of March 31, 1998
  and 1997 (Unaudited) ....................................................  F-2

Consolidated Statements of Operations for the Three Months
  Ended March 31, 1998 and 1997 (Unaudited) ...............................  F-4

Consolidated Condensed Statements of Cash Flows for the
  Three Months Ended March 31, 1998 and 1997 (Unaudited) ..................  F-5

Notes to Consolidated Financial Statements, March 31, 1998 ................  F-6

Lockhart Caribbean Corporation and Subsidiaries
Audited Financial Statements, Years Ended
December 31, 1997, 1996 and 1995

Report of Independent Auditors ............................................ F-12

Consolidated Balance Sheets, December 31, 1997 and 1996 ................... F-13

Consolidated Statements of Operations, Year Ended
  December 31, 1997, 1996 and 1995 ........................................ F-15

Consolidated Statements of Shareholders' Equity ........................... F-16

Consolidated Statements of Cash Flows, Year Ended
  December 31, 1997, 1996 and 1995 ........................................ F-17

Notes to Consolidated Financial Statements, December 31, 1997 ............. F-18

Lockhart Caribbean Corporation and Subsidiaries
Pro Forma Financial Statements

Disposition of Assets (Unaudited) ......................................... F-26

Pro Forma Condensed Balance Sheet (Unaudited)
  As of December 31, 1997 ................................................. F-27

Pro Forma Condensed Statement of Operations (Unaudited)
  As of December 31, 1997 ................................................. F-29

Non-recurring Charges or Credits .......................................... F-31

                 Lockhart Caribbean Corporation and Subsidiaries
                           Consolidated Balance Sheets

                                                            (Unaudited)
                                                              March 31
                                                   -----------------------------
                                                       1998             1997
                                                   ------------     ------------
Assets
Operating property:
  Land and improvements .........................  $ 9,721,418      $10,012,272
  Buildings and improvement .....................   25,155,646       25,068,409
  Equipment .....................................      482,915          426,660
  Prepaid lease .................................    1,460,657        1,460,657
  Construction-in-progress ......................    1,517,907          379,614
                                                   -----------      -----------
Total operating property ........................   38,338,543       37,347,612
Accumulated depreciation and amortization .......   (5,301,689)      (4,292,173)
                                                    -----------      -----------
                                                    33,036,854       33,055,439

Cash and cash equivalents .......................    1,982,965        1,139,975
Accounts and note receivable, net ...............      585,013          485,814
Prepaid expenses ................................      233,093          249,825
Deferred financing costs, net ...................      361,082          535,253
Other assets ....................................      986,584          309,061
                                                   -----------      -----------
Total assets ....................................  $37,185,591      $35,775,367
                                                   ===========      ===========

                                                            (Unaudited)
                                                              March 31
                                                   -----------------------------
                                                       1998             1997
                                                   ------------     ------------
Liabilities and shareholders' equity Liabilities:
  Notes payable
    Mortgage notes ..............................  $25,418,064      $24,857,743
    Other notes .................................      496,085           54,852
                                                   -----------      -----------
  Total notes payable ...........................   25,914,149       24,912,595
  Property taxes payable ........................      535,391          983,139
  Tenant security deposits ......................      420,582          320,885
  Accounts payable ..............................      410,735            1,403
  Accrued expenses and other liabilities ........      263,942          306,315
  Deferred revenue ..............................      196,667               --
  Deferred income taxes .........................    1,454,577        1,260,779
                                                   -----------      -----------
Total liabilities ...............................   29,196,043       27,785,116
Shareholders' equity:
  Preferred stock, par value $0.01:
    Authorized shares--1,000,000
    None issued
  Class A common stock, par value $0.01:
    Authorized shares--40,000,000
    Issued and  outstanding--8,750 in 1998 ......           88
  Class B common stock, par value $0.01:
    Authorized shares--9,000,000
    Issued and outstanding--8,663,867 in 1998
      and 8,616,335 in 1997 .....................       86,639           86,163
    Additional paid-in-capital ..................    6,792,307        6,660,419
    Retained earnings ...........................    1,110,514        1,243,669
                                                   -----------      -----------
Total shareholders' equity ......................    7,989,548        7,990,251
                                                   -----------      -----------
Total liabilities and shareholders' equity ......  $37,185,591      $35,775,367
                                                   ===========      ===========


See accompanying notes

                 Lockhart Caribbean Corporation and Subsidiaries
                      Consolidated Statements of Operations


                                                            (Unaudited)
                                                    Three Months Ended March 31
                                                    ---------------------------
                                                       1998             1997
                                                    ----------       ----------
Income:
  Rental income ..................................  $1,069,353       $1,042,181
  Tenant expense reimbursements ..................     112,592           82,722
  Other operating income .........................      25,378           48,271
                                                    ----------       ----------
  Total income ...................................   1,207,323        1,173,174
Operating expenses:
  Operating and maintenance ......................  $   67,744       $   48,212
  Salaries and employee benefits .................     242,209          218,499
  Utilities ......................................      67,124           51,613
  Insurance ......................................     114,972          147,229
  Other taxes ....................................     146,305          151,748
  Professional fees ..............................      30,546           49,369
  Other general and administrative ...............      47,216           26,231
  Depreciation and amortization ..................     306,924          361,650
                                                    ----------       ----------
Total operating expenses .........................   1,023,040        1,054,551
Other income (expense):
  Interest expense ...............................    (571,098)        (546,592)
  Other expenses .................................      (6,830)          (1,400)
  Gain (loss) on disposal of operating property ..   2,453,831              500
  Other income ...................................       3,027           (5,800)
                                                    ----------       ----------
Total other income (expense) .....................   1,878,930         (553,292)
Income (loss) before taxes .......................   2,063,213         (434,669)
Provision (benefit) for income taxes .............     771,642         (162,566)
                                                    ----------       ----------
Net income (loss) ................................  $1,291,571       $ (272,103)
Net income per share .............................        0.15            (0.03)
                                                    ----------       ----------
Weighted average shares outstanding ..............   8,670,697        8,618,275
                                                    ==========       ==========

See accompanying notes

                 Lockhart Caribbean Corporation and Subsidiaries
                 Consolidated Condensed Statements of Cash Flows


                                                            (Unaudited)
                                                    Three Months Ended March 31
                                                    ---------------------------
                                                       1998             1997
                                                    ----------       ----------
Operating activities
Net income (loss) ................................  $1,291,571       $ (272,103)
Adjustments to reconcile net income (loss) to cash
  (used in) provided by operating activities:
Depreciation and amortization ....................     306,924          361,650
Deferred income taxes ............................     771,642         (162,566)
(Gain) loss on disposal of property ..............  (2,453,831)              --
Changes in operating assets and liabilities:
  Accounts and note receivable ...................     201,546          288,102
  Prepaid expenses ...............................     117,283          152,782
  Other assets ...................................     (87,359)              --
  Tenant security deposits .......................      31,680            6,850
  Accounts payable and accrued expenses ..........    (591,508)          22,000
  Deferred revenue ...............................      (3,333)              --
                                                    ----------       ----------
Net cash (used in) provided by operating
  activities .....................................    (415,385)         396,715

Investing activities
  Sale of land ...................................   2,800,000               --
  Acquisition of buildings and improvements ......    (218,558)         (64,371)
  Acquisition of equipment .......................     (14,546)              --
  Acquisition of other operating property ........    (422,702)              --
                                                    ----------       ----------
Net cash flows provided by (used in) investing
  activities .....................................   2,144,194          (64,371)

Financing activities
  Principal payment on mortgage and other
    notes payable ................................    (816,145)         (30,885)
  Proceeds from issuance of mortgage and
    other notes payable ..........................     776,500               --
  Repurchase of common stock                                             (9,018)
  Cash dividends .................................     (83,130)         (82,629)
                                                    ----------       ----------
Net cash flows used in financing activities ......    (122,775)        (122,532)

Net increase in cash .............................   1,606,034          209,812
Cash at beginning of period ......................     376,931          930,163
Cash at end of period ............................  $1,982,965       $1,139,975
                                                    ==========       ==========

                 Lockhart Caribbean Corporation and Subsidiaries
                   Notes to Consolidated Financial Statements

                                 March 31, 1998


1.   Summary of Significant Accounting Policies

Organization

     Lockhart Caribbean Corporation ("LCC") is organized as a United States Virgin Islands corporation engaged in owning, managing, developing and leasing commercial real estate. LCC leases developed land, and retail and office building space to tenants primarily under long-term agreements. The accompanying consolidated financial statements include the accounts of LCC and its wholly-owned subsidiaries H.E. Lockhart Management, Inc. ("HELM") and Lockhart Realty, Inc. ("LRI"). Significant intercompany balances and transactions have been eliminated in consolidation.

     On July 5, 1997, the shareholders of The Lockhart Companies Incorporated ("LCI") voted to restructure and recapitalize the company and to offer common stock to the public in an initial public offering to be registered with the Securities and Exchange Commission. In connection with the restructuring and recapitalization, LCI changed its name to Lockhart Caribbean Corporation on August 22, 1997. On the same date, the shareholders of LCI exchanged each of their shares for 9.7 shares of Class B common stock of LCC. The transaction has been accounted for in a manner similar to a pooling-of-interests and, accordingly, the financial statements as of and for the three months ended March 31, 1997 were restated to give retroactive recognition to this transaction. Initial public offering expenses, consisting primarily of legal fees, amounting to $775,162 were capitalized as of March 31, 1998.

     On October 3, 1997, the Company executed a Stock Purchase Agreement to purchase all the outstanding common stock of Premium Finance Company of the V.I., Inc. ("PFC") and its wholly-owned subsidiary, Premium Finance Company (E.C.), Ltd. ("PFC-EC"). PFC and PFC-EC finance insurance premiums for individuals and businesses in the U.S. Virgin Islands, British Virgin Islands, Anguilla, St.Martin/St.Maarten, Antigua, St.Vincent, and Grenada.

     On February 4, 1998, LCC's registration statement was declared effective by the U.S. Securities and Exchange Commission and certain state regulatory authorities. The Company started conducting its public offering primarily over the World Wide Web.

Basis of Presentation

     The consolidated financial statements of LCC as of March 31, 1998 and 1997 and for the three months ended March 31, 1998 and 1997 are unaudited but have been prepared in accordance with generally accepted accounting principles for interim financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. The results of operations of any interim period are not necessarily indicative of the results of operations for the full year.

Use of Estimates

     The consolidated financial statements have been prepared by management in conformity with generally accepted accounting principles which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                 Lockhart Caribbean Corporation and Subsidiaries
                   Notes to Consolidated Financial Statements

                           March 31, 1998 (continued)

Cash Equivalents

     Cash equivalents consist of short-term, highly liquid investments with a maturity of three months or less when purchased.

Construction in Progress

     Construction-in-progress consists primarily of costs (including applicable property taxes and interest) incurred relating to certain renovation and rebuilding projects. These costs are included in operating property when the projects are completed.

Operating Property

     Operating property is stated on the basis of cost. LCC provides for depreciation using the straight-line method for financial reporting purposes and the modified accelerated cost recovery system for income tax purposes over their estimated useful lives. Expenditures for maintenance and general repairs are charged to expense as incurred, whereas major improvements are classified as additions to operating property.

Capitalized Interest

     Interest is capitalized as a component of the cost of operating property constructed. For the three months ended March 31, 1998, interest amounting to $16,710 was capitalized. No interest was capitalized for the three months ended March 31, 1997.

Deferred Revenue

     Amounts received from lessees for lease acquisitions are deferred and amortized over the initial term of the lease on the straight-line method.

Deferred Financing Costs

     Deferred financing costs represent costs incurred related to the issuance of debt and are amortized over the term of the related debt. Deferred financing costs at March 31, 1998 and 1997 are summarized as follows:

                                                           1998           1997
                                                         --------         ----
Deferred financing costs ...........................     $405,135       $575,344
Less accumulated amortization ......................       44,053         40,091
                                                         --------       --------
Deferred financing costs, net ......................     $361,082       $535,253

                 Lockhart Caribbean Corporation and Subsidiaries
                   Notes to Consolidated Financial Statements

                           March 31, 1998 (continued)

Fair Values of Financial Instruments

     The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

     Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair values.

     Note receivable: The carrying amount reported in the balance sheet approximates fair value due to the underlying collateral on the note.

     Mortgage and other notes payable: The carrying amounts of the mortgage notes, which bear interest based on the financial institution's prime rate, approximate fair value due to the periodic repricing of the interest rates. The carrying amounts of the fixed rate mortgage note, the installment note, and other notes payable approximate fair value based on discounted cash flow analyses.

2.   Recent Accounting Pronouncements

Comprehensive Income

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. The Company will adopt SFAS No. 130 for the year ending December 31, 1998.

Segment Disclosures

     In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way that the public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. SFAS No. 131 is effective for financial statements for periods beginning after December 15, 1997. The Company will adopt SFAS No. 131 for the year ending December 31, 1998.

3.   Accounts and Notes Receivable

     The Company loaned $75,000 to Premium Finance Company of the Virgin Islands, Inc. ("PFC") which will be converted into a capital contribution upon consummation of the acquisition of PFC. The outstanding principal is payable on demand and interest income is accrued based on prime rate (8.5% on March 31, 1998). The note is personally secured and pledged by 50,000 shares in the stock of PFC.

                 Lockhart Caribbean Corporation and Subsidiaries
                   Notes to Consolidated Financial Statements

                           March 31, 1998 (continued)

Accounts and note receivable are summarized as follows:

                                                                 March 31
                                                          ----------------------
                                                            1998          1997
                                                            ----          ----
Tenant accounts receivable ...........................    $497,131      $337,904
Note receivable--PFC .................................      78,187            --
Shareholders .........................................     100,404        96,386
Other ................................................      97,305       114,324
                                                          --------      --------
                                                           773,027       548,614
Less allowance for doubtful accounts .................     188,014        97,800
                                                          --------      --------
                                                          $585,013      $450,814

4.   Mortgage and Other Notes Payable

Mortgage notes payable at March 31, 1998 and March 31, 1997 consisted of the following:

                                                                March 31
                                                       -------------------------
                                                           1998          1997
                                                       -----------   -----------
Firstand second  mortgage note payable to a
  financial institution at prime plus 0.5%
  (9.00% and 8.75% at March 31, 1998 and 1997,
  respectively) .....................................  $14,422,603   $14,600,000
First mortgage note payable to a financial
  institution at prime plus 0.5% (9.00% and
  8.75% at March 31, 1998 and 1997, respectively) ...    4,445,323     4,500,000
First mortgage note payable to a financial
  institution at prime plus 1.5% (9.75% at
  March 31, 1997) ...................................           --       794,476
First mortgage payable to seller at 8.75% ...........    4,626,138     4,663,267
Non-revolving line of credit promissory note
  to a financial institution at prime plus 0.5%
  (9.00% and 8.75% at March 31, 1998 and 1997,
  respectively) .....................................      746,000       300,000
Demand notes payable to a financial institution
  at prime plus 0.5% (9.00% at March 31, 1998) ......    1,178,000            --
                                                       -----------   -----------
                                                       $25,418,064   $24,857,743

                 Lockhart Caribbean Corporation and Subsidiaries
                   Notes to Consolidated Financial Statements

                           March 31, 1998 (continued)

     The $14.6 million mortgage note to HELM is payable in monthly installments of $125,032 commencing in May 1997 after a six-month interest-only payment period. A final balloon payment of $14.1 million is due when the note matures in April 2000. However, if there are no events of default, the financial institution has agreed to convert the balance outstanding on April 1, 2000 to a term loan payable in 15 years and bearing interest at prime plus 0.5%. Proceeds of the note were used to retire (i) a mortgage note issued for the renovation of Grand Hotel, (ii) a mortgage note secured by Drakes Passage and issued for the acquisition of Red Hook Plaza, (iii) an interim loan issued for the acquisition of Fort Mylner Shopping Center, Fort Mylner Commercial Center, and Orange Grove Shopping Center.

     The mortgage note to HELM with an outstanding balance of $4.4 million on March 31, 1998, is payable in monthly installments of $38,537 commencing on May 1, 1997 after a six-month interest-only period. A final balloon payment of $4.3 million is payable when the note matures in April 2000. However, if there are no events of default, the financial institution has agreed to convert the balance outstanding on April 1, 2000 to a term loan payable in 15 years and bearing interest at prime plus 0.5%. The proceeds of the note were used to liquidate the mortgage note issued for the renovation of Lockhart Gardens Shopping Center.

     The mortgage note to LRI with an outstanding balance of $794,476 on March 31, 1997 was payable in monthly installments of $6,306 in principal payments plus interest. The note was retired on March 31, 1998 from the proceeds of the sale of 3.64 acres of land to a land lessee.

     Proceeds of the mortgage note payable to a seller were used to finance the acquisition of Red Hook Plaza Shopping Center. The note is payable in monthly installments of $36,975 commencing February 1996. A final installment comprised of the principal sum then outstanding together with any unpaid interest is payable when the note matures in January 2004. Red Hook Plaza, Inc., a wholly-owned subsidiary of HELM, is the borrower on this note.

     HELM obtained a $1 million non-revolving line of credit from a financial institution in October 1996. Amounts of $746,000 and $300,000 were drawn on the line as of March 31, 1998 and 1997, respectively. The balance outstanding under the line of credit is due and payable on April 1, 2000. However, if there are no events of default, the financial institution has agreed to convert the balance outstanding on April 1, 2000 to a term loan payable in 15 years and bearing interest at 0.5% above the prime rate. Interest is accrued on the unpaid balance at 0.5% above the institution's prime rate and is payable monthly.

     The proceeds from $1,093,000 in demand notes to LRI and HELM were used for the infrastructure development of six acres of land at Market Square East, and build-out of Lockhart Mall at Lockhart Gardens Shopping Center. The notes are payable on demand and represent advances to HELM and LRI until the final closing of two construction loans ($1.8 million for Market Square East and $577,000 for Lockhart Mall) that were already committed by the financial institution. Interest is payable monthly on the demand notes and is calculated at 0.5% above the institution's prime rate.

Installment Notes

     In February 1997, HELM purchased a vehicle for $13,800 through an installment note payable. The note matures on January 1, 2002 and is payable in monthly principal installments of $230 plus interest at 1.25% over prime rate (9.75% and 9.50% at March 31, 1998 and 1997, respectively).

     In July 1996, HELM purchased a vehicle for $59,000 through an installment note payable. The note matures on June 1, 2001 and is payable in monthly principal installments of $983 plus interest at 1.25% over prime rate (9.75% and 9.50% at March 31, 1998 and 1997, respectively).

                 Lockhart Caribbean Corporation and Subsidiaries
                   Notes to Consolidated Financial Statements

                           March 31, 1998 (continued)

Line of Credit

     On August 1, 1997, LCC obtained an additional line of credit for $400,000 from a financial institution. On March 1, 1998, LCC increased this line of credit to $550,000. A total of $442,223 has been drawn on the line as of March 31, 1998. Advances on the line will bear interest at the institution's prime rate and interest is payable monthly. The line of credit expires on September 30, 1998.

5.   Income Taxes

     At December 31, 1997, the Company had operating loss carryforwards of approximately $1,650,000 and $1,792,000 available to offset future taxable income through the years 2012 and 2011, respectively.

6.   Leases

     The Company, through its wholly-owned subsidiaries LRI and HELM, receive rental income from noncancellable leases for ground space and retail and office building space. Most are long-term leases with renewal options of usually five-year terms. The leases provide for minimum annual rental payments plus adjustments, if applicable, for certain additional costs incurred by the lessor for property taxes, insurance, and common area maintenance. Some leases provide for a percentage of gross sales as payment in addition to the minimum annual rental amount.

7.   Lease Termination and Deferred Revenue

     In July 1997, Woolworth Corporation (Woolworth) decided to close its department store operations throughout the United States including the U.S. Virgin Islands, and as of October 31, 1997, ceased retail sales at Lockhart Gardens Shopping Center. Woolworth's lease did not expire until 2001, and it was obligated to make rental payments and tenant reimbursements until lease expiration. The Company, through HELM, negotiated a lease termination agreement with Woolworth. The new tenant that took possession of the space formerly occupied by Woolworth reimbursed the Company for the cost to terminate the lease with Woolworth.

     The amount received from the new tenant was treated as deferred revenue and is being amortized over the initial term of the lease on the straight-line method.

8.   Transactions With Related Parties

     The amounts from shareholders are interest bearing and have no specific repayment terms. However, if the maximum offering of $13 million is sold, the company will use approximately $525,000 of the last one million raised to repurchase approximately 80,769 shares of Class B Common Stock from certain Class B shareholders including those holding notes payable to the Company. Those shareholders holding notes payable to the company have agreed to use a portion of the proceeds from the sale of shares to the Company to repay their indebtedness to the Company.

     A shareholder of LCC and a member of the Board of Directors is also a partner of a law firm which renders legal services to LCC. During the periods ended March 31, 1998 and 1997, fees paid to the law firm amounted to approximately $19,649 and $54,664 respectively.

     In November 1997, HELM purchased a vehicle for $23,000 for a major shareholder who was also a long-time employee of the Company and a past member of the Board of Directors.

9.   Dividends

     Dividend payment dates are scheduled for the last day of each month at a per share amount determined by the Board of Directors at its quarterly meetings. A dividend of $83,130 was declared and paid for the first quarter of 1998.

                 Lockhart Caribbean Corporation and Subsidiaries
                         Report of Independent Auditors


The Board of Directors and Shareholders
Lockhart Caribbean Corporation


We have audited the accompanying consolidated balance sheets of Lockhart Caribbean Corporation and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lockhart Caribbean Corporation and Subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


San Juan, Puerto Rico

February 13, 1998, except for
  the first and second paragraphs of Note 12, as to which the dates are March 1 and March 31, 1998, respectively.

                 Lockhart Caribbean Corporation and Subsidiaries
                           Consolidated Balance Sheets

                                                            December 31
                                                   -----------------------------
                                                       1997             1996
                                                   ------------     ------------
Assets
Operating property:
  Land and improvements .........................  $10,146,068      $10,009,236
  Buildings and improvement .....................   25,155,646       25,068,409
  Equipment .....................................      468,369          426,660
  Prepaid lease .................................    1,460,657        1,460,657
  Construction-in-progress ......................      798,166          265,706
                                                   -----------      -----------
Total operating property ........................   38,028,906       37,230,668
Accumulated depreciation and amortization .......   (5,146,943)      (4,002,257)
                                                   -----------      -----------
                                                    32,881,963       33,228,411
Cash and cash equivalents .......................      376,930          930,163
Accounts and note receivable, net ...............      771,992          753,773
Prepaid expenses ................................      353,975          325,879
Deferred financing costs, net ...................      354,507          508,189
Other assets ....................................      964,213          523,446
                                                   -----------      -----------
Total assets ....................................  $35,703,580      $36,269,861
                                                   ===========      ===========

                                                            December 31
                                                   -----------------------------
                                                       1997             1996
                                                   ------------     ------------
Liabilities and shareholders' equity Liabilities:
  Notes payable
    Mortgage notes ..............................  $25,552,581      $24,885,459
    Other notes .................................      401,225           58,033
                                                   -----------      -----------
  Total notes payable ...........................   25,953,806       24,943,492
  Property taxes payable ........................      844,460          778,137
  Tenant security deposits ......................      388,902          314,035
  Accounts payable ..............................      473,771          127,431
  Accrued expenses and other liabilities ........      453,727          350,746
  Deferred revenue ..............................      200,000               --
  Deferred income taxes .........................      648,892        1,422,050
                                                   -----------      -----------
Total liabilities ...............................   28,963,558       27,935,891
Shareholders' equity:
  Preferred stock, par value $0.01:
    Authorized shares--1,000,000
    None issued
  Class A common stock, par value $0.01:
    Authorized shares--40,000,000
    Issued and  outstanding--6,560 in 1997 ......          656
  Class B common  stock, par value $0.01:
    Authorized shares--9,000,000
    Issued and outstanding--8,663,867 in 1997
      and 8,622,155 in 1996 .....................       86,639           86,222
    Additional paid-in-capital ..................    6,776,404        6,669,379
    Retained earnings (deficit) .................     (123,677)       1,578,369
                                                   -----------      -----------
Total shareholders' equity ......................    6,740,022        8,333,970
                                                   -----------      -----------
Total liabilities and shareholders' equity ......  $35,703,580      $36,269,861
                                                   ===========      ===========


See accompanying notes.

                 Lockhart Caribbean Corporation and Subsidiaries
                      Consolidated Statements of Operations

                                                 Year Ended December 31
                                       -----------------------------------------
                                          1997           1996           1995
                                       -----------   ------------   ------------
Income:
  Rental income .....................  $ 4,465,945   $ 3,385,002    $ 3,028,074
  Tenant expense reimbursements .....      476,769       248,898        332,159
  Other operating income ............      164,066       582,833        611,567
                                       -----------   -----------    -----------
Total income ........................    5,106,780     4,216,733      3,971,800
Operating expenses:
  Operating and maintenance .........      299,098       243,817        189,112
  Salaries and employee benefits ....    1,216,426     1,021,097      1,224,344
  Utilities .........................      290,062       162,418         94,293
  Insurance .........................      538,194       454,670        338,879
  Other taxes .......................      577,425       475,836        499,863
  Professional fees .................      206,969       203,157        355,427
  Other general and administrative ..      104,514        78,974         55,366
  Depreciation and amortization .....    1,447,484     1,244,774        906,263
                                       -----------   -----------    -----------
Total operating expenses ............    4,680,172     3,884,743      3,663,547
                                       -----------   -----------    -----------
Operating income ....................      426,608       331,990        308,253
Other income (expense):
  Interest expense ..................   (2,248,943)   (1,675,930)    (1,084,204)
  Lease termination costs ...........     (200,000)           --             --
  Other expenses ....................     (124,087)     (105,415)      (199,863)
  Gain (loss) on disposal of
    operating property ..............           --        86,440       (850,972)
  Other income ......................        2,505         1,640          1,535
  Insurance proceeds ................           --        75,670      5,916,981
                                       -----------   -----------    -----------
Total other income (expense) ........   (2,570,525)   (1,617,595)     3,783,477
                                       -----------   -----------    -----------
(Loss) income before income taxes ...   (2,143,917)   (1,285,605)     4,091,730
(Benefit) provision for income taxes:
  Current ...........................           --         1,295       (218,558)
  Deferred ..........................     (774,452)     (454,190)     1,806,413
                                       -----------   -----------    -----------
                                          (774,452)     (452,895)     1,587,855
                                       -----------   -----------    -----------
Net (loss) income ...................  $(1,369,465)  $  (832,710)   $ 2,503,875
                                       ===========   ===========    ===========

See accompanying notes.

                 Lockhart Caribbean Corporation and Subsidiaries
                 Consolidated Statements of Shareholders' Equity

                                             Class A   Class B   Additional    Retained
                                 Number of    Common    Common     Paid-In     Earnings
                                   Shares     Stock     Stock      Capital     (Deficit)      Total
                                 ---------   -------   -------   ----------   ----------   -----------
Balance at January 1, 1995 ....  8,334,647     $ --    $83,346   $6,217,719   $  562,304   $ 6,863,369
Issuance of common stock ......    190,896       --      1,909      284,190           --       286,099
Net income ....................         --       --         --           --    2,503,875     2,503,875
Cash dividends ................         --       --         --           --     (324,487)     (324,487)
                                 ---------     ----    -------   ----------   ----------   -----------
Balance at December 31, 1995 ..  8,523,543       --     85,255    6,501,909    2,741,692     9,328,856
Issuance of common stock ......     96,612       --        967      167,470           --       168,437
Net loss ......................         --       --         --           --     (832,710)     (832,710)
Cash dividends ................         --       --         --           --     (330,613)     (330,613)
                                 ---------     ----    -------   ----------   ----------   -----------
Balance at December 31, 1996 ..  8,622,155       --     86,222    6,669,379    1,578,369     8,333,970
Issuance of common stock ......     48,272      656        417      107,025           --       108,098
Net loss ......................         --       --         --           --   (1,369,465)   (1,369,465)
Cash dividends ................         --       --         --           --     (332,581)     (332,581)
                                 ---------     ----    -------   ----------   ----------   -----------
Balance at December 31, 1997 ..  8,670,427     $656    $86,639   $6,776,404   $ (123,677)  $ 6,740,022
                                 =========     ====    =======   ==========   ==========   ===========

See accompanying notes.

                 Lockhart Caribbean Corporation and Subsidiaries
                      Consolidated Statements of Cash Flows

                                                                     Year Ended December 31
                                                           ------------------------------------------
                                                               1997            1996           1995
                                                               ----            ----           ----
Operating activities:
Net (loss) income .......................................  $(1,369,465)    $  (832,710)    $2,503,875
Adjustments to reconcile net (loss) income to net
  cash (used in) provided by operating activities:
    Depreciation and amortization .......................    1,447,484       1,244,774        906,263
    Deferred income taxes ...............................     (774,452)       (454,190)     1,806,413
    (Gain) loss on disposal of operating property .......           --         (86,440)       850,972
    Changes in operating assets and liabilities:
      Accounts and notes receivable .....................      (18,219)      5,331,427     (5,296,594)
      Prepaid expenses ..................................      (28,096)        (75,781)       (31,582)
      Other assets ......................................     (642,456)     (1,179,207)       (47,354)
      Tenant security deposits ..........................       74,867          88,398         67,016
      Accounts payable and accrued expenses .............      516,938         242,007        443,956
      Deferred revenue ..................................      200,000              --             --
                                                           -----------     -----------     ----------
Net cash (used in) provided by operating activities .....     (593,399)      4,278,278      1,202,965
Investing activities:
Acquisition of land and land improvements ...............     (136,832)     (2,986,417)    (1,013,862)
Sale of land ............................................           --          80,405             --
Acquisition of buildings and improvements ...............      (87,237)    (12,547,702)    (6,275,945)
Acquisition of other operating property .................     (521,597)        (73,728)       (22,110)
Acquisition of equipment ................................           --         (58,692)       (48,483)
                                                           -----------     -----------     ----------
Net cash used in investing activities ...................     (745,666)    (15,586,134)    (7,360,400)
Financing activities:
Principal payments on mortgage and other notes payable ..     (278,878)    (17,555,996)      (290,840)
Proceeds from issuance of mortgage and other notes
  payable ...............................................    1,289,723      29,800,000      6,334,260
Proceeds from issuance of common stock ..................      126,134         256,513        286,099
Repurchase of common stock ..............................      (18,036)        (88,076)            --
Principal payments on installment note payable ..........      (14,330)       (391,642)      (279,996)
Principal payments on lease payable .....................       13,800         (28,226)       (11,956)
Loan issuance costs .....................................           --         (54,144)            --
Cash dividends ..........................................     (332,581)       (330,613)      (324,487)
                                                           -----------     -----------     ----------
Net cash provided by financing activities ...............      785,832      11,607,816      5,713,080
                                                           -----------     -----------     ----------
Net (decrease) increase in cash and cash equivalents ....     (553,233)        299,960       (444,355)
Cash and cash equivalents at beginning of year ..........      930,163         630,203      1,074,558
                                                           -----------     -----------     ----------
Cash and cash equivalents at end of year ................  $   376,930     $   930,163     $  630,203
                                                           ===========     ===========     ==========
Supplemental cash flow information:
  Interest paid, net of interest capitalized ............  $ 2,134,021      $1,626,963     $  823,863
                                                           ===========      ==========     ==========

See accompanying notes.

                 Lockhart Caribbean Corporation and Subsidiaries
                   Notes to Consolidated Financial Statements

                                December 31, 1997


1.   Summary of Significant Accounting Policies

Organization

     Lockhart Caribbean Corporation (LCC) is organized as a United States Virgin Islands corporation engaged in owning, developing and leasing commercial real estate. LCC leases developed land, and retail and office space to customers primarily under long-term leases. The accompanying consolidated financial statements include the accounts of LCC and its wholly-owned subsidiaries H.E. Lockhart Management, Inc. (HELM) and Lockhart Realty, Inc. (LRI). Significant intercompany balances and transactions have been eliminated in consolidation. On July 5, 1997, the shareholders of The Lockhart Companies Incorporated (LCI) voted to restructure and recapitalize the Company and to offer common stock to the public in an initial public offering to be registered with the Securities and Exchange Commission. In connection with the restructuring and recapitalization, LCI changed its name to Lockhart Caribbean Corporation on August 22, 1997. On the same date, the shareholders of LCI exchanged each of their shares for 9.7 shares of Class B common stock of LCC. The transaction has been accounted for in a manner similar to a pooling-of-interests and, accordingly, the financial statements as of and for the years ended December 31, 1996 and 1995 have been restated to give retroactive recognition to this transaction. Initial public offering expenses, consisting primarily of legal fees, amounting to approximately $463,000 were capitalized at December 31, 1997.

     On February 4, 1998, LCC's registration statement was declared effective by the U.S. Securities and Exchange Commission and certain state regulatory authorities. The Company started conducting its public offering primarily over the World Wide Web.

Use of Estimates

     The consolidated financial statements have been prepared in conformity with generally accepted accounting principles which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

     Cash equivalents consist of short-term, highly liquid investments with a maturity of three months or less when purchased. Cash equivalents amounted to $74,500 and $313,400 at December 31, 1997 and 1996, respectively, and consisted primarily of money market instruments.

Construction-in-Progress

     Construction-in-progress consists primarily of costs (including applicable property taxes and interest) incurred relating to certain renovation and rebuilding projects. These costs are included in operating property when the projects are completed.

                 Lockhart Caribbean Corporation and Subsidiaries
             Notes to Consolidated Financial Statements (continued)


Operating Property

     Operating property is stated on the basis of cost. LCC provides for depreciation of operating property using the straight-line method for financial reporting purposes and the modified accelerated cost recovery system for income tax purposes over their estimated useful lives, which range from 5 to 31.5 years. Expenditures for maintenance and general repairs are charged to expense as incurred, whereas major improvements are classified as additions to operating property.

Capitalized Interest

     Interest is capitalized as a component of the cost of operating property constructed. In 1997 and 1995 interest amounting to $6,200 and $97,600, respectively, was capitalized. No interest was capitalized in 1996.

Deferred Revenue

     Amounts received from lessees for lease acquisitions are deferred and amortized over the term of the lease on the straight-line method.

Lease Termination Costs

     Lease termination costs are charged to operations as incurred.

Deferred Financing Costs

     Deferred financing costs represent costs incurred related to the issuance of debt and are amortized over the term of the related debt. Deferred financing costs at December 31, 1997 and December 31, 1996 are summarized as follows:


                                                1997               1996
                                                ----               ----
Deferred financing costs ..................   $508,189           $534,250
Less accumulated amortization .............    153,682             26,061
                                               =======             ======
Deferred financing costs, net .............   $354,507           $508,189
                                              ========           ========


Fair Values of Financial Instruments

     The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

     Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair values.

     Note receivable: The carrying amount reported in the balance sheet approximates fair value due to the underlying collateral on the note.

                 Lockhart Caribbean Corporation and Subsidiaries
             Notes to Consolidated Financial Statements (continued)


     Mortgage and other notes payable: The carrying amounts of the mortgage notes, which bear interest based on the financial institution's prime rate, approximate fair value due to the periodic repricing of the interest rates. The carrying amounts of the fixed rate mortgage note, the installment note, and other notes payable approximate fair value based on discounted cash flow analyses.

2.   Recent Accounting Pronouncements

Comprehensive Income

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. The Company will adopt SFAS No. 130 for the year ending December 31, 1998.

Segment Disclosures

     In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way that the public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. SFAS No. 131 is effective for financial statements for periods beginning after December 15, 1997. The Company will adopt SFAS No. 131 for the year ending December 31, 1998.

3.   Accounts and note receivable

     In 1989, HELM sold a parcel of land and received a promissory note for $101,000 secured by a first priority mortgage on the property. No interest was accrued for the years ended December 31, 1997, 1996 and 1995. Accrued interest as of December 31, 1996 amounted to $73,300. The note was settled on March 14, 1997 for $169,000.

     On October 3, 1997 the Company executed a Stock Purchase Agreement to purchase all the outstanding common stock of Premium Finance Company of the V.I., Inc. (PFC) and its wholly-owned subsidiary Premium Finance Company (E.C.) Ltd. (PFC-EC) for $687,500. PFC and PFC-EC finance insurance premiums for individuals and businesses in the U.S. Virgin Islands, the British Virgin Islands and Anguilla, St. Maarten/St. Martin (Netherlands Antilles); Antigua, St. Vincent and Grenada. In addition, the Company has agreed to guarantee a bank loan to PFC-EC amounting to $200,000.

     The Company also loaned $75,000 to PFC-EC which will be converted into a capital contribution upon consummation of the acquisition of PFC. The outstanding principal is payable on demand and interest income is accrued based on prime rate (8.50% at December 31, 1997). The note is personally secured and pledged by 50,000 shares in the stock of PFC.

                 Lockhart Caribbean Corporation and Subsidiaries
             Notes to Consolidated Financial Statements (continued)


Accounts and note receivable are summarized as follows:

                                               1997               1996
                                               ----               ----
Tenant accounts receivable ..............    $671,846           $406,066
Note receivable
PFC .....................................      78,187                 --
Shareholders ............................     101,193             97,568
Other ...................................     108,780            347,939
                                             --------           --------
                                              960,006            851,573
Less allowance for doubtful accounts ....     188,014             97,800
                                             --------           --------
                                             $771,992           $753,773
                                             ========           ========


4.   Mortgage and Other Notes Payable

Mortgage notes payable at December 31, 1997 and 1996 consisted of the following:

                                                             December 31
                                                      --------------------------
                                                         1997           1996
                                                         ----           ----
Firstand second  mortgage note payable to
  a financial institution at prime plus .5%
  (9.00% and 8.75% at December 31, 1997 and
  1996, respectively) .............................   $14,472,438    $14,600,000
First mortgage note payable to a financial
  institution at prime plus .5% (9.00% and
  8.75% at December 31, 1997 and 1996,
  respectively) ...................................     4,460,683      4,500,000
First mortgage note payable to a financial
  institution at prime plus 1.5% (10.00%
  and 9.75% at December 31, 1997 and 1996,
  respectively) ...................................       737,723        813,394
First mortgage note payable to seller at 8.75% ....     4,635,737      4,672,065
Non-revolving line of credit promissory note
  to a financial institution at prime plus .5%
  (9.00% and 8.75% at December 31, 1997 and
  1996, respectively) .............................       746,000        300,000
Demand notes payable to a financial institution
  at prime plus .5% (9.00% at December 31, 1997) ..       500,000             --
                                                      -----------    -----------
                                                      $25,552,581    $24,885,459
                                                      ===========    ===========

                 Lockhart Caribbean Corporation and Subsidiaries
             Notes to Consolidated Financial Statements (continued)


     The $14.6 million mortgage note to HELM is payable in monthly installments of $125,032 commencing in May 1997 after a six month interest-only payment period. A final balloon payment of $14.1 million is due when the note matures in April 2000. However, if there are no events of default, the financial institution has agreed to convert the balance outstanding on April 1, 2000 to a term loan payable in 15 years and bearing interest at prime plus .5%. Proceeds of the note were used to retire mortgage and installment notes issued for the renovation of the Grand Hotel, the acquisition of Red Hook Plaza Shopping Center, and a term loan secured by Drakes Passage properties, and to retire an interim loan of $10.4 million, used to acquire the Orange Grove Shopping Center and Fort Mylner properties, obtained during 1996.

     The mortgage note with an outstanding balance of $4.46 million on December 31, 1997 is payable in monthly installments of $38,537 commencing in May, 1997 after an initial interest-only payment period. A final balloon payment of approximately $4.3 million is payable when the note matures in April 2000. However, if there are no events of default, the financial institution has agreed to convert the balance outstanding on April 1, 2000 to a term loan payable in 15 years and bearing interest at prime plus .5%. The proceeds of the note were used to liquidate the mortgage note issued for the renovation of Lockhart Gardens Shopping Center. HELM is the borrower on this note.

     The mortgage note to LRI with an outstanding balance of $737,723 at December 31, 1997 is payable in monthly installments of $6,306 plus interest through May, 1999 and a final payment of $630,520 due in June, 1999.

     Proceeds of the mortgage note with a balance of $4,635,737 at December 31, 1997 were used to finance the acquisition of Red Hook Plaza Shopping Center. The note is payable in monthly installments of $36,975 commencing in February 1996. A final installment comprised of the principal sum then outstanding together with any unpaid interest is payable when the note matures in January 2004. The note is secured by a first priority mortgage on properties at the Red Hook Plaza Shopping Center, a conditional assignment of leases and rents, and a guarantee of LCC up to a maximum amount of $750,000. Red Hook Plaza, Inc., a wholly-owned subsidiary of HELM, is the borrower on this note.

     HELM obtained a $1 million non-revolving line of credit from a financial institution. $746,000 and $300,000 was drawn on the line of credit as of December 31, 1997 and 1996, respectively. The balance outstanding under the line of credit is due and payable in April 2000. However, if there are no events of default, the financial institution has agreed to convert the balance outstanding on April 1, 2000 to a term loan payable in 15 years and bearing interest at prime plus .5%. Interest is accrued on the unpaid balance at .5% above the institution's prime rate and is payable monthly.

     The proceeds from the $500,000 demand notes to HELM and LRI were used for the development of Lockhart Mall at Lockhart Gardens Shopping Center and the Market Square East development project. The demand notes are payable on demand and interest is paid in variable monthly installments. Interest is computed based on the institution's prime rate (8.50% at December 31, 1997) plus .5%. The demand notes represent advances to HELM and LRI until the final closing of two construction loans ($1.8 million for Market Square East and $577,000 for Lockhart projects) already committed by a financial institution.

     The financial institution granted a moratorium on principal payments of the three mortgage notes due to the effects of Hurricane Marilyn. The moratorium period was from November 1995 to July 1996 for the $3.7 million mortgage to HELM, and from November 1995 to January 1996 for the $1.9 million mortgage to HELM and the $883,000 mortgage to LRI. The principal payments during the moratorium period were added to the balloon payments due when the notes were scheduled to mature.

                 Lockhart Caribbean Corporation and Subsidiaries
             Notes to Consolidated Financial Statements (continued)


Installment Notes

     In 1990, HELM purchased a lease on its Drake's Passage property through an installment note payable. The note was scheduled to mature in 1997. The acquisition of the lease was recorded as a capitalized asset at the present value of the acquisition cost. The capitalized asset and discount are being amortized over the seven year term of the installment note. The note was liquidated in 1996 with the proceeds of the $14.6 mortgage note. As of December 31, 1997, the lease was fully amortized.

     In February 1997, HELM purchased a vehicle for $13,800 through an installment note payable. The note matures on January 1, 2002 and is payable in monthly principal installments of $230 plus interest at 1.25% over prime rate (9.75% at December 31, 1997).

     In July, 1996, HELM purchased a vehicle for $59,000 through an installment note payable. The note matures on June 1, 2001 and is payable in monthly principal installments of $983 plus interest at 1.25% over prime rate (9.75% at December 31, 1997).

Line of Credit

     On August 1, 1997, LCC obtained an additional line of credit amounting to $400,000 from a financial institution. $343,723 has been drawn on the line of credit as of December 31, 1997. The line of credit expires on July 31, 1998. Advances under the line of credit will bear interest at the institution's prime rate (8.5% at December 31, 1997).

     Principal payments of notes payable for the five years subsequent to December 31, 1997, and in the aggregate, are as follows:


                    1998 ...............     $ 1,243,419
                    1999 ...............       1,014,963
                    2000 ...............      19,175,966
                    2001 ...............          65,063
                    2002 ...............          56,407
                 Thereafter ............       4,397,988
                                             -----------
                                             $25,953,806
                                             ===========

5.   Income Taxes

     At December 31, 1997, the Company has operating loss carryforwards of approximately $1,650,000 and $1,792,000 available to offset future taxable income through the years 2012 and 2011, respectively.

                 Lockhart Caribbean Corporation and Subsidiaries
             Notes to Consolidated Financial Statements (continued)


     At December 31, 1997 and 1996 net deferred income taxes (liabilities) consisted of the following:

                                                      1997              1996
                                                   -----------      ------------
Depreciation ..................................    $   638,014      $   632,004
Provision for doubtful accounts receivable ....         82,601           38,676
Basis of operating property ...................     (2,788,285)      (2,788,285)
Contributions carry-forward ...................         95,175           25,295
Deferred revenue ..............................         74,800               --
Operating loss carry-forward ..................      1,248,803          670,260
                                                   -----------      -----------
                                                   $  (648,892)     $(1,422,050)
                                                   ===========      ===========

     The differences between income taxes at the statutory rate of 37.4% and the income tax provision (benefit) in the accompanying statements of operations amount to $27,025, $28,021 and $20,148 for the years ended December 3, 1997, 1996 and 1995, respectively, and are due to nondeductible expenses and miscellaneous items.

6.   Leases

     The Companies receive rental income from leases for retail and office building space and ground leases to tenants under noncancelable lease agreements which expire at various dates. Five year renewal options are available with most leases. The leases provide for minimum annual rental payments plus adjustments, if applicable, for certain additional costs incurred by the lessor and/or a percentage of gross sales. Included in rental income for the years ended December 31, 1997, 1996 and 1995 are $52,000, $77,000 and $100,000,
respectively, of rent attributable to a percentage of tenants' gross sales.

     At December 31, 1997, the approximate future minimum rental income over the next five years under the lease agreements were as follows:

     1998 ...................................................   $ 4,649,000
     1999 ...................................................     5,106,000
     2000 ...................................................     5,279,000
     2001 ...................................................     5,260,000
     2002 ...................................................     5,469,000
                                                                -----------
     Aggregate future minimum rental income .................   $25,763,000
                                                                ===========


7.   Lease Termination and Deferred Revenue

     In July 1997, Woolworth Corporation (Woolworth) decided to close its department store operations throughout the United States, including the U.S. Virgin Islands, and as of October 31, 1997, ceased retail sales at Lockhart Gardens Shopping Center. Woolworth's lease did not expire until 2001, and it was obligated to make base rental payments and tenant reimbursements until lease expiration. The Company, through H.E. Lockhart Management, Inc., negotiated a lease termination agreement. The new tenant that took possession of the space occupied by Woolworth reimbursed the Company for the payment made to Woolworth.

                 Lockhart Caribbean Corporation and Subsidiaries
             Notes to Consolidated Financial Statements (continued)


     The amount received from the Tenant for lease acquisition has been deferred and will be amortized over the initial term of the lease on the straight-line method.

8.   Transactions with Related Parties

     The amounts from shareholders are interest bearing and have no specific repayment terms. However, if the maximum offering of $13 million is sold, the Company will use approximately $525,000 of the last one million raised to repurchase approximately 80,769 shares of Class B Common Stock from certain Class B Stockholders including those holding notes payable to the Company. Those shareholders holding notes payable to the Company have agreed to use a portion of the proceeds from the sale of shares to the Company to repay their indebtedness to the Company.

     A shareholder of LCC and member of the Board of Directors is also a partner of a law firm which renders legal services to LCC. During the years ended December 31, 1997, 1996 and 1995 fees paid to the law firm amounted to approximately $147,000, $201,000 and $100,000, respectively.

     In November 1997, HELM purchased a vehicle for $23,000 for one of the major shareholders of the Company.

9.   Employee Benefit Plan

     The Company, through HELM, sponsors a defined-contribution retirement benefit plan, subject to ERISA, that covers substantially all employees. The plan provides that the Company will match the employee-directed contributions up to a maximum of $500. The Company's contributions pursuant to the plan for the year ended December 31, 1997 were approximately $16,600.

10.  Dividends

     Dividends payment dates are scheduled for the last day of each month, with the per share amount paid per dividends determined by the Board of Directors at its quarterly meetings. A dividend of $332,581 was declared and paid to Class B shareholders for the entire 1997 fiscal year.

11.  Impact of Year 2000 - Unaudited

     The Company is assessing the modifications or replacements of its software that may be necessary for its computer systems to function properly with respect to the dates in the year 2000 and thereafter. The Company does not believe that the cost of either modifying existing software or converting to new software will be significant or that the year 2000 issue will pose significant operational problems for its computer systems.

12.  Subsequent Events

     On March 1, 1998, the Company increased its revolving line of credit from a financial institution from $400,000 to $550,000. Advances under the line of credit will bear interest at the institution's prime rate. The line of credit expires on September 30, 1998.

     On March 31, 1998, LRI sold 3.7 acres of land at Sugar Estate Park for $2.8 million. The Company used a portion of the proceeds from the sale to repay an existing mortgage note payable with an outstanding balance of $737,723 as of December 31, 1997.

                 Lockhart Caribbean Corporation and Subsidiaries
                    Pro Forma Condensed Financial Statements

                              Disposition of Assets
                                   (Unaudited)


     The  following  unaudited  pro  forma  condensed  financial  statements  of
Lockhart Caribbean Corporation (the "Company") reflect the following transactions: (i) the sale of a portion of the Company's Sugar Estate Park development (3.684 acres of land) to the land lessee, Fortress Self Storage, Inc., for $2.8 million, and (ii) repayment of all outstanding debt on the Sugar Estate business park with a portion of the proceeds from the sale. The unaudited pro forma balance sheet as of December 31, 1997 shows the effects of these transactions as if they had occurred at the date of the balance sheet. The unaudited condensed statement of operations for the year ended December 31, 1997 shows the effects of these transactions as if they had occurred on January 1, 1997. Only items with a continuing impact and of a nonrecurring nature are presented as adjustments in the preparation of the pro forma statement of operations. However, there are certain nonrecurring items resulting directly from the transactions that are material and, therefore, separately disclosed. These nonrecurring items are presented as adjustments on the pro forma balance sheet. The pro forma condensed financial statements were prepared by the management of the Company. These pro forma condensed financial statements may not be indicative of the results that actually would have occurred if the transactions had been effected on the dates indicated or which may be obtained in the future.

                 Lockhart Caribbean Corporation and Subsidiaries
                  Pro Forma Condensed Balance Sheet (Unaudited)
                             As of December 31, 1997

                                             Historical      Adjustments        Pro Forma
                                             ----------      -----------        ---------
Assets:
Operating property, net of accumulated
  depreciation .............................  $32,881,963    $ (350,841)(1)    $32,531,122
Cash and cash equivalents ..................      376,930     2,077,642 (2)      2,454,572
Accounts and note receivable ...............      771,992       (30,365)(3)        741,627
Prepaid expenses ...........................      353,975            --            353,975
Other assets ...............................    1,318,720            --          1,318,720
                                              -----------    ----------        -----------
Total assets ...............................   35,703,580     1,696,436         37,400,016
                                              ===========    ==========        ===========
Liabilities and Stockholders' Equity
Liabilities:
  Notes payable ............................   25,953,806      (737,723)(4)    $25,216,083
  Property taxes ...........................      844,460            --            844,460
  Tenant security deposits .................      388,902       (15,000)(5)        373,902
  Deferred income taxes ....................      648,892       918,435 (6)      1,567,327
  Accounts payable and other
    accrued expenses .......................    1,127,498            --          1,127,498
                                              -----------    ----------        -----------
Total liabilities ..........................   28,963,558       165,712         29,129,270
                                              ===========    ==========        ===========
Stockholders' Equity:
  Preferred stock, par value $0.01:
    Authorized shares 1,000,000,
    none issued
  Class A common stock, par value $0.01:
    Authorized shares 40,000,000,
    Issued and outstanding 6,560 ...........          656                              656
  Class B common stock, par value $0.01:
    Authorized shares 9,000,000
    Issued and outstanding 8,663,867 .......       86,639                           86,639
  Additional paid-in capital ...............    6,776,404                        6,776,404
  Retained earnings ........................     (123,677)    1,530,724(7)       1,407,047
                                              -----------    ----------        -----------
Total stockholders' equity .................    6,740,022     1,530,724          8,270,746

Total Liabilities and stockholders' equity .  $35,703,580    $1,696,436        $37,400,016
                                              ===========    ==========        ===========

                 Lockhart Caribbean Corporation and Subsidiaries
                   Notes to Pro Forma Condensed Balance Sheet
                                   (Unaudited)


     For purposes of determining the effect of the transactions on the Company's Condensed Balance Sheet as of December 31, 1997, the following pro forma adjustments have been made.


                                                                     As of
                                                               December 31, 1997
                                                               -----------------
(1)  Book value of disposed property ..........................   $ (350,841)
(2)  Net cash proceeds from sale of property ($2,800,000
     plus receivable of $30,365, and less tenant security
     deposit of $15,000 and debt retirement of $737,723) ......    2,077,642
(3)  Settlement of accounts receivable from buyer .............      (30,365)
(4)  Debt retirement from proceeds of sale of property ........     (737,723)
(5)  Return of security deposit to buyer ......................      (15,000)
(6)  Tax impact of nonrecurring gain on sale of property ......      918,435
(7)  Nonrecurring gain on sale of property ($2,800,000
     less book value of $350,841 and income taxes at 37.5%) ...    1,530,724

                 Lockhart Caribbean Corporation and Subsidiaries
             Pro Forma Condensed Statement of Operations (Unaudited)
                      For the Year Ended December 31, 1997


                                     Historical    Adjustments       Pro Forma
                                     ----------    -----------       ---------
Revenues:
  Rental .........................  $ 4,465,945    $(242,414)(1)    $ 4,223,531
  Tenant reimbursements ..........      476,769      (26,684)(1)        450,085
  Other operating income .........      164,066           --            164,066
                                    -----------    ---------        -----------
Total revenue ....................    5,106,780     (269,098)         4,837,682
Depreciation and amortization ....    1,447,484      (10,700)(2)      1,436,784
Other operating expenses .........    3,232,688      (24,198)(3)      3,208,490
                                    -----------    ---------        -----------
Total operating expenses .........    4,680,172      (34,898)         4,645,274
Operating income .................      426,608     (234,200)           192,408
Interest expense .................   (2,248,943)      77,835(4)      (2,171,108)
Other income and expense .........     (321,582)          --           (321,582)
                                    -----------    ---------        -----------
Income (loss) before taxes .......   (2,143,917)    (156,365)        (2,300,282)
Income taxes (benefit) ...........     (774,452)     (58,637)(5)       (833,089)
Net income (loss) ................  $(1,369,465)   $ (97,728)       $(1,467,193)
                                    ===========    =========        ===========

                 Lockhart Caribbean Corporation and Subsidiaries
              Notes to Pro Forma Condensed Statement of Operations
                                   (Unaudited)


     For purposes of determining the effect of the transactions on the Company's Condensed Statement of Operations for the year ended December 31, 1997, the following pro forma adjustments have been made.


                                                                  Year Ended
                                                               December 31, 1997
                                                               -----------------
(1)  Loss of revenue from property sold:
       Rental ................................................     $(242,414)
       Tenant reimbursements .................................       (26,684)
(2)  Depreciation on land improvements allocated to
     disposed property .......................................       (10,700)
(3)  Property taxes and other general maintenance
     expenses on disposed property ...........................       (24,198)
(4)  Interest expense reduction from repayment of debt
     on Sugar Estate Park development out of proceeds
     of land sale ............................................        77,835
(5)  Income tax benefit on cumulative effect of
     adjustments (37.5%) .....................................       (58,637)

                 Lockhart Caribbean Corporation and Subsidiaries
                        Non-recurring Charges or Credits


Sale price of operating property .........................   $2,800,000

Book value of operating property sold ....................      350,841
                                                             ----------
Gain on sale of operating property .......................    2,449,159

Income taxes -- 37.5% (1) ................................      918,435
                                                             ----------
Income from sale of operating property ...................   $1,530,724
                                                             ==========

Notes:
------

(1) With a tax loss carry-forward of approximately $3.4 million as of December 31, 1997, the income tax provision is charged against deferred taxes rather than income tax payable and is, therefore, not a payable to the government.